SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Treehouse Foods, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89469A104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,142,854 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,142,854 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,142,854 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON WENDY BECK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,220 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,220 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,220 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON CHRISTOPHER SLIVA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,200 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,200 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following:

The 5,142,854 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $212.2 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On January 27, 2022, JANA and its affiliates delivered a notice to the Issuer of their intent to propose Wendy Beck (“Ms. Beck”), Christopher Sliva (“Mr. Sliva”) and Scott Ostfeld (“Mr. Ostfeld” and together with Ms. Beck and Mr. Sliva, the “2022 Nominees”) for election at the Issuer’s 2022 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof) (the “2022 Annual Meeting”). JANA has nominated three nominees (rather than two) in the event that John P. Gainor Jr. is not renominated by the Issuer for re-election at the 2022 Annual Meeting. JANA believes that the 2022 Nominees possess the necessary expertise and experience to help the Board evaluate and address opportunities for stockholder value creation.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 55,784,075 Shares outstanding as of October 29, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 8, 2021.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 5,142,854 Shares, representing approximately 9.2% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Beck may be deemed to beneficially own 2,220 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 6 of 8 Pages

As of the close of business on the date hereof, Mr. Sliva may be deemed to beneficially own 4,200 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the December 2021 Nominee Agreement (as defined in Item 6 below), JANA, Ms. Beck and Mr. Sliva may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 5,149,274 Shares, representing approximately 9.2% of the outstanding Shares. Ms. Beck expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Mr. Sliva. Mr. Sliva expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and Ms. Beck. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of the 2022 Nominees.

(b) JANA has sole voting and dispositive power over the 5,142,854 Shares, which power is exercised by the Principal. Ms. Beck has sole voting and dispositive power over the 2,220 Shares beneficially owned by her. Mr. Sliva has sole voting and dispositive power over the 4,200 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit J hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit J:	Transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Wendy Beck
WENDY BECK

/s/ Christopher Sliva
CHRISTOPHER SLIVA

CUSIP No. 8946A104	SCHEDULE 13D/A	Page 8 of 8 Pages

EXHIBIT J

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

JANA Partners LLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

1/3/2022	(10,561)	42.83